CONFIDENTIAL

FOR COMMISSION USE ONLY

iGATE CORPORATION

6528 Kaiser Drive

Fremont, California 94555

(510) 896-3015

November 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Attention: Barbara C. Jacobs and Matthew Crispino

Re:	iGATE Corporation
Registration Statement on Form S-4
File No. 333-173102

Dear Mr. Crispino:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 27, 2011, with respect to the above-referenced Registration Statement Form S-4 initially filed with the Commission on September 30, 2011 (the “Registration Statement”). Your letter included three comments with respect to the Registration Statement to which we have responded below. For your convenience, we have set forth below in bold each of the Staff’s comments and provided our responses immediately after each comment. In addition, we have filed today a revised Registration Statement on Form S-4 in response to your comments (the “Amendment”).

General

1.	SEC COMMENT: We note that the Staff of the Division of Corporation Finance currently has a pending review of Patni Computer Systems Limited’s Form 20-F for the fiscal year ended December 31, 2010. We note further that both of your registration statements incorporate by reference that Form 20-F. Please be advised that we will not be in a position to accelerate effectiveness of your registration statements until all comments relating to the Staff’s pending review of Patni’s Form 20-F are resolved.

RESPONSE: We acknowledge the Staff’s comment.

2.	SEC COMMENT: We note that you are registering the 9% Senior Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action

Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

RESPONSE: Concurrently with filing Amendment No. 1 to the Registration Statement, the referenced letter has been provided by the Company.

Exhibit 5.1

3.	SEC COMMENT: Although the issuer is a Pennsylvania corporation, counsel does not appear to be opining on Pennsylvania law. We note specifically the statement on page 3 of the opinion that “our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York and the General Corporation Law of the State of Delaware.” Please obtain a revised opinion that opines on Pennsylvania law or advise why counsel is not required to consider the law of the issuer’s state of incorporation. Refer to Section II.B.1.e of Staff Legal Bulletin 19.

RESPONSE: A copy of legal opinion from Reed Smith LLP is included as Exhibit 5.2 of Amendment No. 1 to the Registration Statement.

In connection with the above responses, iGATE Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Joshua Korff or Michael Kim of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4943 or (212) 446-4746, respectively.

Sincerely,

/s/ Mukund Srinath

Mukund Srinath

Vice President- Legal & Corporate Secretary

iGATE Corporation

Cc:	Joshua N. Korff
Michael Kim
Kirkland & Ellis LLP